Registration Statement No. 333-237342

Filed Pursuant to Rule 433

December 2, 2020

MICROSECTORS™ LAUNCHES GOLD MINERS EXCHANGE TRADED NOTES ON NYSE ARCA

NEW YORK, December 2, 2020 – REX Shares, LLC (REX) has announced another expansion of its MicroSectors™ brand to include leveraged and inverse leveraged exchange traded notes linked to the S-Network MicroSectors Gold Miners Index (symbol: MINERS). These ETNs will be issued by the Bank of Montreal, trading under the symbols GDXU and GDXD. These ETNs are expected to start trading tomorrow.

MicroSectors Gold Miners 3x Leveraged ETN (GDXU) and MicroSectors Gold Miners -3x Inverse Leveraged ETN (GDXD) will start trading tomorrow on NYSE Arca. GDXU and GDXD are listed in the U.S. and offer daily resetting +3x leverage and -3x inverse leverage linked to gold miners securities.

The S-Network MicroSectors Gold Miners Index is a market capitalization weighted index designed to track the performance of two exchange traded funds – the VanEck Vectors® Gold Miners ETF (GDX) and the VanEck Vectors® Junior Gold Miners ETF (GDXJ). The Index was launched on August 20, 2020.

REX, a provider of alternative investment products, continues to see large demand for hedging and trading vehicles based on certain segments of the market, such as gold mining securities.

“We are excited to partner with BMO and S-Network on the launch of the gold miners equity-focused exchange traded products with 300% and -300% daily resetting leverage,” said Scott Acheychek, President of REX.

“The underlying GDX and GDXJ ETFs represent the benchmarks for senior and junior gold mining companies,” Acheychek added. “Since our founding, MicroSectors has focused on innovating the ETP landscape with the goal of providing access to targeted investable market segments for sophisticated investors. We are pleased to build on this objective with the launch of the MINERS index.”

The ETNs are senior, unsecured obligations of the Bank of Montreal.

Investment suitability must be determined individually for each investor, and the ETNs may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own financial advisors as to these matters.

The ETNs are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. They are designed to achieve their stated investment objectives on a daily basis. The returns on the ETNs over longer periods of time can, and most likely will, differ significantly from the return on a direct long or short investment in the index.

Bank of Montreal, the issuer of the ETNs, has filed a registration statement (including a pricing supplement, a product supplement, a prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) about each of the offerings to which this free writing prospectus relates. Please read those documents and the other documents relating to these offerings that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and these offerings. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in these offerings will arrange to send the applicable pricing supplement, product supplement, prospectus supplement and prospectus if so requested by calling toll-free at 1-877-369-5412.

About REX Shares

Founded in 2015, REX Shares (REX) is an independent provider of exchange-traded products (ETPs) based in Fairfield, Connecticut. As ETP architects, the REX team creates investment vehicles that solve for a range of specific challenges in investor portfolios. The firm is rooted in decades of structuring and building inventive exchange-traded product solutions.

For more information, please visit www.rexshares.com or www.microsectors.com.

Twitter: @REXShares and @MSectors

Press Contact

Gregory FCA for REX Shares

Jill Fritz, 484-832-7034

rexshares@gregoryfca.com

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider - the 8th largest bank, by assets, in North America. With total assets of $949 billion as of October 31, 2020, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

BMO Media Contact: Kelly Hechler, Kelly.Hechler@bmo.com, (416) 867-3996

Bank of Montreal ETNs: US.ETN@bmo.com, +1-877-369-5412

Internet: www.bmo.com

S-Network Global Indexes, Inc. ("S-Network") is the licensor of the S-Network MicroSectors™ Gold Miners Index. The ETNs are not sponsored, endorsed, sold or promoted by S-Network, or its third-party licensors, in any way and makes no express or implied representation, guarantee or assurance with regard to: (a) the advisability in investing in the ETNs; (b) the quality, accuracy and/or completeness of the Index; and/or (c) the results obtained or to be obtained by any person or entity from the use of the Index. S-Network does not guarantee the accuracy and/or the completeness of the Index and shall not have any liability for any errors or omissions with respect thereto. Notwithstanding S-Network's obligations to its licensees, S-Network reserves the right to change the methods of calculation or publication of the Index, and S-Network shall not be liable for any miscalculation of or any incorrect, delayed or interrupted publication with respect to the Index. S-Network shall not be liable for any damages, including, without limitation, any loss of profits or business, or any special, incidental, punitive, indirect or consequential damages suffered or incurred as a result of the use (or inability to use) of the Index.

MicroSectors™ and REX™ are registered trademarks of REX. The trademarks have been licensed for use for certain purposes by Bank of Montreal. The ETNs are not sponsored, endorsed, sold or promoted by REX or any of its affiliates or third-party licensors (collectively, "REX Index Parties"). REX Index Parties make no representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the Index to track general market performance. REX Index Parties' only relationship to Bank of Montreal with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of REX Index Parties. REX Index Parties are not responsible for and have not participated in the determination of the prices, and amount of the ETNs or the timing of the issuance or sale of the ETNs or in the determination or calculation of the equation by which the ETNs are to be converted into cash. REX Index Parties have no obligation or liability in connection with the administration, marketing or trading of the ETNs. Inclusion of a security within an index is not a recommendation by REX Index Parties to buy, sell, or hold such security, nor is it considered to be investment advice.